SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1.   Press  Release  re  Internet  Gold's  72.4%  Owned   Subsidiary,   012
          Smile.Communications Ltd., Expects to Benefit From Mandated Number Portability dated December 3, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's 72.4% Owned Subsidiary, 012 Smile.Communications Ltd., Expects to Benefit From Mandated Number Portability

Monday December 3, 12:26 pm ET

PETACH TIKVA, Israel, December 3 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ NMS and TASE:IGLD), today announced that its subsidiary 012 Smile.Communications Ltd. (72.4%) (NASDAQ NMS and TASE: SMLC) a growth-oriented provider of communication services in Israel, is planning to take full advantage of the number portability program initiated by Israel's Ministry of Communications which became effective on December 2, 2007. According to the program, Israeli telecommunications operators are required to enable customers to retain their existing telephone numbers when switching to different telecommunication providers, a capability designed to make it easier for customers to switch service providers.

"We are excited about the number portability and its implications for our business," commented Ms. Stella Handler, CEO of 012 Smile.Communications. "Over the next few months, we plan to capture a significant share of Israel's domestic telephony market, which is valued at more than a billion dollars per year, by offering extremely attractive bundled communications packages. We will market expanded services both to our own broadband subscriber base, which includes over 500,000 households and businesses, as well as to the Israeli public. The anticipated success of our efforts will enable us to continue increasing our Average Revenues Per User (ARPU) while simultaneously transforming domestic telephony into a major driver of our future growth."

012 Smile.Communications was the first Internet communications company to receive a license from the Ministry of Communications to supply Internet telecommunication services utilizing Voice Over Broadband (VOB) technology. To date, the company has invested approximately NIS 30 million to penetrate Israel's domestic telephony market and continues to invest its resources in this area having already enrolled over 30,000 VOB subscribers. The company's establishment of the "072" prefix for fixed telecommunication lines is in keeping with its strategy of becoming Israel's industry leader in providing the most advanced communications technology. It will also serve as an important growth engine for the company and broaden its package of telecommunication services.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold's' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-200-3848






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: December 3, 2007